UNITED STATES				OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION				OMB Number: 3235-0101
Washington, D.C. 20549				Expires: March 31, 2011
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FORM 144				SEC USE ONLY
DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Safe Technologies International, Inc		22-2824492	000-17746
1 (d) ADDRESS OF ISSUER (Street, City, State, Zip Code)			(e) TELEPHONE NO.
1200 N Federal Highway, Suite 200, Boca Raton, FL 33432			AREA CODE	NUMBER
			866	297-5070
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS (Street. City, State, Zip Code)
Ruth Deutsch	10% stockholder	1063 Hillsboro Mile, Hillsboro Beach, FL 33062

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To be sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Common stock	Prime Capital 11 Raymond Ave Poughkeepsie, NY 12603		2,700,000	40,500 as of 4-20-10	276,429,379	4-20-10	OTCBB

INSTRUCTIONS:

1

(a)

Name of issuer

(b)

Issuer’s I.R.S. Identification Number

(c)

Issuer’s S.E.C. file number, if any

(d)

Issuer’s address, including zip code

(e)

Issuer’s telephone number, including area code

2.

(a)

Name of person for whose account the securities are to be sold

(b)

Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(c)

Such person’s address, including zip code

3.

(a)

Title of the class of securities to be sold

(b)

Name and address of each broker through whom the securities are intended to be sold

(c)

Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)

Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)

Approximate date on which the securities are to be sold

(g)

Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common stock	2/9/1998	Merger of Intelligence Network International , Inc. into issuer	Issuer	15,187,066	2/9/1998	Share exchange

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Ruth Deutsch 1063 Hillsboro Mile, Hillsboro Beach, FL 33062	Common Stock	2/19/10	143,000	3,609
“	“	3/2/10	49,000	977
“	“	3/3/10	30,558	565
“	“	3/12/10	52,000	926
“	“	3/17/10	56,000	1065
“	“	3/23/10	17,000	304
“	“	3/26/10	53,000	903
“ “ “ “ “ “	“ “ “ “ “ “	3/29/10 3/30/10 3/31/10 4/1/10 4/5/10 4/7/10	53,000 47,125 53,000 54,000 10,000 10,000	929 849 929 947 154 191
REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

4/20/10		Ruth Deutsch
DATE OF NOTICE		(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)